Via Facsimile and U.S. Mail
Mail Stop 4720

August 31, 2009

Garo H. Armen, Ph.D.
President and Chief Executive Officer
Antigenics Inc.
162 Fifth Avenue, Suite 900
New York, New York 10010

Re: **Antigenics Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File Number 000-29089

Dear Dr. Armen:

We have reviewed your filing and have the following comments.   In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K

Business, page 11

1. We note you have entered into license agreements with Glaxo Smith Kline and Elan in relation to the right to use QS-21 for the development of vaccines. Please provide proposed disclosure for your 2009 Form 10-K which includes the following information in relation to each of these agreements:

- The amounts paid to date;
- The aggregate potential milestone payments;
- The percentage range of royalties; and,
- Termination provisions

2. We note your disclosure that on November 30, 2008, you entered into a patent assignment assigning all rights, title, and interest in certain patent applications in return for an up-front payment and a future payment. Please identify the entity and patents that you are referring to. It appears that you are substantially dependent on this agreement for liquidity and it amounted to a substantial portion of your revenue for the year ended December 31, 2008. In addition, please file this agreement as an exhibit to your filing or provide us with your analysis as to why you are not required to file it.

Executive Compensation

Annual Incentive Bonuses, page 108

3. Your Compensation Discussion and Analysis does not disclose the "company's annual goals and objectives and functional area goals, as well as individual performance objectives" that provide the basis for your NEO's annual incentive bonuses. Please provide us with draft disclosure for your 2009 Form 10-K which provides the following:

- The company, functional area, and individual goals and objectives; and
- A discussion of how the level of achievement will affect the actual bonuses to be paid.

Additionally, confirm that you will discuss the achievement of these objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

4. We note your statement on page 119, that the funding for the target incentive awards is based on the extent of achievement of a predetermined set of corporate objectives and milestones. Please provide us with draft disclosure for your 2009 Form 10-K which provides the following:

- The predetermined corporate objectives and milestones; and,
- A discussion of how the level of achievement will affect the funding of the target incentive awards.

Additionally, confirm that you will discuss the extent to which objectives and milestones are achieved. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

<u>Exhibits, Financial Statement Schedules, page 135</u>

5. Please file the change of control agreement you have entered into with Ms. Klaskin as an exhibit to your filing.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director